May 13, 2011

Dominic Minore
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Special Value Continuation Fund, LLC Registration Statement on Form N-2 File Numbers 333-172669; 811-21936

Dear Mr. Minore:

Special Value Continuation Fund, LLC (the “Company” or the “Holding Company”) has today filed initially Pre Effective Amendment No. 2 (“Amendment No. 2”) to its registration statement initially filed on Form N-2 on March 8, 2011 (the “Registration Statement”).  On behalf of the Company, enclosed please find for your convenience copies of Amendment No. 2, together with marked copies of Amendment No. 2 indicating changes to the Registration Statement.

We are forwarding you Amendment No. 2 in response to the comments that you issued to the Company by phone on May 9, 2011.  The comments are set forth below and are followed by the Company’s response.

Securities and Exchange Commission
May 13, 2011

Registration Statement

1.     Comment:     To the extent practicable outside of financial statements, please update data to a recent date.

Response:     The Company has not closed its books for April and accordingly it is not generally practicable to update disclosure as of a date more recent than March 31, 2011.  However, to the extent practicable, the Company has revised certain disclosures as of a more recent date.

2.     Comment:     Please indicate by footnote or otherwise on the cover of the Registration Statement that the Operating Company has also signed the Registration Statement.

Response:      The Company has revised the disclosure accordingly.

3.     Comment:     Where projections, forecasts or opinions are stated, please identify to the extent practicable whether the Company, the Advisor or some other person is making the statement.

Response:      In general, the Company is the party making each statement inasmuch as it is the Company's Registration Statement and the statements therein have been reviewed by management, Company counsel, the Advisor, external counsel and others to determine that such statements are appropriate for the Company to make.  The Company has nonetheless reviewed the types of statements referred to in order to determine whether any of them is being made by or solely on the authenticity of a third party, and is satisfied with the disclosures.

Prospectus

4.     Comment:     Please state the basis of the determination not to request a separate no-action letter regarding look-through for Section 55 purposes from the no-action letter recently granted to New Mountain Finance Corporation.

Securities and Exchange Commission
May 13, 2011

Response:      The Company and its counsel have analyzed the no-action letter recently granted to New Mountain Finance Corporation and have discussed the Company's situation and the New Mountain's letter with staff of the Commission.  In the context of such analysis and discussion, the Company has determined that the Section 55 look-through relief obtained by New Mountain is applicable to the Company and the Operating Company and that obtaining separate no-action relief is not necessary and is not being requested by the staff.

Prospectus Cover Page

5.     Comment:     Please define the Holding Company on the cover page.

Response:      The Company has revised the disclosure accordingly.

Table of Contents

6.     Comment:     Please state that the safe harbor is not available for forward-looking statements.

Response:      The Company has revised the disclosure accordingly.

7.     Comment:     In the second sentence of the Prospectus Summary, please delete "It" and insert "This summary."

Response:      The Company has revised the disclosure accordingly.

8.     Comment:     In the lead-in language in the paragraph beginning "For simplicity," please delete the word "generally."

Response:      The Company has revised the disclosure accordingly.

9.     Comment:     Under "Tennenbaum Capital Partners, LLC" please state that TCP's track record is long-term and that not every year has had positive performance and both here and elsewhere please provide detail regarding the level at which the Holding Company and Operating Company have participated in deal-flow.

Securities and Exchange Commission
May 13, 2011

Response:      The Company has revised the disclosure accordingly.

10.     Comment:   Under "Market Opportunity" please simplify the language in the second sentence regarding "such opportunities."

Response:      The Company has revised the disclosure accordingly.

11.     Comment:     Consider whether the statement under "The Conversion" regarding control by the Holding Company and its shareholders of issuance of securities by the Operating Company is accurate.

Response:      As a practical matter the Holding Company's shareholders elect directors for the Holding Company and the Operating Company.  Consequently, although specific prior authorization by the Holding Company or its shareholders is not required for issuance of additional securities by the Operating Company, the individuals elected by them as directors of both the Holding Company and the Operating Company are obligated to act in the interests of the Holding Company's shareholders and it is highly unlikely they would act to dilute the interests of the Company's shareholders.  Nonetheless, because such control is not specifically over any particular issuance in advance, the Company has modified the disclosure.

12.     Comment:     Please discuss any differences between this Company's situation and that in New Mountain if maintenance of a 100% ownership interest by the New Mountain Holding Company in the New Mountain operating fund was significant to the relief provided in the New Mountain no-action letter.

Response:      In the New Mountain situation there are two feeder entities, neither of which owns 100% of the New Mountain operating company.  New Mountain stated that once all interests of the private feeder entity have been exchanged for the public New Mountain holding company shares, the operating company would be wholly owned by the public holding company and would be expected to be merged into the holding company.  However, this may take many years to accomplish and the expectation is not discussed by the staff.  Consequently, we do not believe that the likely eventual disappearance of the operating company was a significant predicate of the no-action relief (and was not a factor at all in the prior NGP no-action letter).

Securities and Exchange Commission
May 13, 2011

13.     Comment:     Under "Conflicts of Interest" please refer to the conflict arising from repayment out of the offering proceeds of loans by affiliates of the underwriters, including dollar amounts.

Response:      The Company has revised the disclosure accordingly.

14.     Comment:     Please bold face the last paragraph before "Presentation of Historical Financial Information."

Response:      The Company has revised the disclosure accordingly.

The Offering

15.     Comment:     Under "Investment Management Agreement" please add "on a consolidated basis" to the base fee sentence in the first paragraph and please state in summary fashion the conflict risks arising from the use of leverage.

Response:      The Company has revised the disclosure accordingly.

16.     Comment:     In respect of your response to comment 31 in our prior comments, please delete the phrase "It is anticipated that" or explain supplementally why the language is critical.

Response:      The Company has modified the paragraph in question to read as follows:

The Company confirms that any other investment management agreement that would be entered into with the Holding Company would also state that the Holding Company's obligation to pay incentive compensation to TCP would be reduced by the amount of incentive compensation paid to TCP under the Operating Company's limited partnership agreement and investment management agreement.

Securities and Exchange Commission
May 13, 2011

17.     Comment:     Under "Borrowings and Preferred Stock" please add summary risk disclosure regarding the Advisor's incentive to utilize leverage in light of the fee structure.

Response:      The Company has revised the disclosure accordingly.

18.     Comment:     Please consider additional disclosure if there is not a stated limit on the costs of administration.

Response:      The Company has revised the disclosure accordingly.

Fees and Expenses

19.     Comment:     Please delete the second sentence and delete or move to a different location in the Prospectus the fourth sentence of the lead-in paragraph.

Response:      The Company has revised the disclosure accordingly.

20.     Comment:     Please clarify why the leverage expenses are expressed in relation to net assets attributable to common shares.

Response:      The Company has revised the disclosure accordingly.

21.     Comment:     Please specify in note 6 the interest rate used in the calculation.

Response:      The Company has revised the disclosure accordingly.

Securities and Exchange Commission
May 13, 2011

22.     Comment:     Please add after "incentive compensation" in the second line in the text below the example the phrase "either on income or on capital gains."

Response:      The Company has revised the disclosure accordingly.

Risks

23.     Comment:     Please modify the phrase "that we currently deem to be immaterial" in the fourth sentence of the lead-in paragraph to read "that are currently immaterial."

Response:      The Company has revised the disclosure accordingly.

24.     Comment:     Please state TCP's lack of experience managing or administering a BDC as a separate risk factor.

Response:      The Company has revised the disclosure accordingly.

25.     Comment:     In "Our use of borrowed funds…" please revise the third bullet point to refer to borrowed funds or preferred stock rather than senior securities.

Response:      The Company has revised the disclosure accordingly.

26.     Comment:     In "The lack of liquidity…" please add the appropriate qualifier in the title such as "substantially all of our investments."

Response:      The Company has revised the disclosure accordingly.

27.     Comment:     In "Our incentive compensation…" please state the directors will monitor leverage in the "best" interests of common shareholders.

Securities and Exchange Commission
May 13, 2011

Response:      The Company has revised the disclosure accordingly.

28.     Comment:     Please incorporate the first two sentences of the response to our prior comment 52 into an appropriate risk factor.

Response:      The Company has revised the disclosure accordingly.

29.     Comment:     Please disclose that there is no limitation on the percentage of portfolio investments that can be pledged to secure borrowings.

Response:      The Company has revised the disclosure accordingly.

30.     Comment:     In "The creditors under the Revolving Facility have…" please disclose that substantially all assets have been pledged.

Response:     The Company has revised the disclosure accordingly.

Capitalization

31.     Comment:     Under "assets" please add a line for portfolio investments or whatever else comprises the difference between cash and total assets.

Response:     The Company has revised the disclosure accordingly.

32.     Comment:     Please specifically identify in your response whether each source of data has consented to inclusion of such information and, for any source, that has not consented, why such consent is not required.

Response:     The Company confirms that each of Standard & Poor’s,  Preqin and Brown, Gibbons, Lang & Company, Securities, Inc. has consented to inclusion of such information.

Securities and Exchange Commission
May 13, 2011

Management's Discussion and Analysis

33.     Comment:     If the Company does not intend to continue use of the financial and operating highlights table in subsequent reports, consider whether inclusion of only a portion of the periods under discussion is helpful.

Response:     The Company has deleted the table.

34.     Comment:     Please move the text in the first note under "Dividends" to the introductory paragraph.

Response:     The Company has revised the disclosure accordingly.

35.     Comment:     With respect to the investment in Borders Group, please inform us as to why fair value of the holdings has not declined.

Response:     The Borders investment set forth in the March 31, 2011 financial statements is a new senior secured priority debtor-in-possession term loan. The loan is fully secured. The valuation set forth in the March 31, 2011 financial statements was determined by an independent third party pricing service.

Revolving Facility

36.     Comment:     Please confirm that all material terms of the Revolving Facility have been disclosed.

Response:     The Company so confirms.

Underwriting

37.     Comment:     Please change the heading "Certain Relationships" to "Related Party Transactions" if proceeds of the offering will be used to repay affiliates of the underwriters and please simplify here and elsewhere disclosure of reborrowings.

Securities and Exchange Commission
May 13, 2011

Response:     The Company has revised the heading "Certain Relationships" to "Conflicts of Interest."  The Company has revised the disclosure regarding reborrowings.

Determination of Net Asset Value

38.     Comment:     In response to our prior comment 60, please disclose under calculation of Net Asset Value that any liability for capital gain incentive compensation based on realization of any unrealized appreciation will be accrued unless the staff changes its interpretation of GAAP accrual requirements.

Response:     The Company has revised the disclosure accordingly.

Exhibits

39.     Comment:     Please confirm that the material terms of all material agreements are summarized in the Prospectus.

Response:     The Company so confirms.

Financial Statements

40.     Comment:     On page F-1 please delete the reference to attachments to Form N-2

Response:     The Company has revised the disclosure accordingly.

Tandy Representations

41.     Comment:     Please change the introductory phrase to read "The Holding Company and the Operating Company acknowledge that…."

Response:     The requested change has been made.

Securities and Exchange Commission
May 13, 2011

*     *     *     *

The Holding Company and the Operating Company acknowledge that:

1.     the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2.     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.     the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or further communications relating to the above to Richard Prins at (212) 735-2790.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins